Exhibit 99.11

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 - 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

To the Board of Directors of Paramount Energy Operating Company,

as Administrator of Paramount Energy Trust (the “Trust”)

We consent to the inclusion in this Annual Report on Form 40-F of:

•

our audit report dated March 8, 2010 on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008, and the consolidated statements of earnings and deficit and cash flows for the years then ended,

•	our Comments by Auditors for U.S. Readers on Canada-United States Reporting Differences, dated March 8, 2010,

•	our Report of Independent Registered Public Accounting Firm dated March 8, 2010 on the effectiveness of internal control over financial reporting as of December 31, 2009,

•	our Report on the Reconciliation to Accounting Principles Generally Accepted in the United States dated March 8, 2010,

each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2009.

We also consent to incorporation by reference of the above-mentioned audit reports and comments in the Trust’s:

•	Registration Statement (No. 333-142302) on Form F-3 dated April 2, 2007.

Chartered Accountants

Calgary, Canada

March 9, 2010

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMP LLP.